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PRESS RELEASE

Beverage Partners Worldwide (BPW) Joint Venture to Refocus on Black Tea

Vevey and Atlanta, 2 November 2006 – Nestlé and The Coca-Cola Company today announced both companies have agreed to refocus the activities of their Beverage Partners Worldwide (BPW) joint venture on ready-to-drink black tea beverages. The transaction, which is subject to certain regulatory approvals, is expected to close early 2007.

Both partners believe a concentrated focus on black tea beverages by the joint venture throughout its territory will accelerate the growth and bolster the market presence of BPW. The green tea-based functional drink Enviga, recently launched in the US and scheduled for rollout in Europe in 2007, will also be marketed through the existing joint venture.

This agreement means Nestlé and The Coca-Cola Company will independently develop, produce and market ready-to-drink coffee and non-black tea based beverages. Both companies recognize the significant potential of these rapidly growing segments and will expand their offerings in these categories by identifying innovative new products and creating a broader choice for consumers.

Beverage Partners Worldwide (BPW), a fifty-fifty joint venture held by Nestlé and The Coca-Cola Company, was created in 2001 following a period of 10 years during which Nestlé and The Coca-Cola Company cooperated in a joint venture called Coca-Cola and Nestlé Refreshments (CCNR).

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*